UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Universal Business Payment Solutions Acquisition Corporation

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

913384103

(CUSIP Number)

December 28, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913384103

(1)	Name of reporting persons Wellington Management Company, LLP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 1,150,428
(7) Sole dispositive power 0
(8) Shared dispositive power 1,150,428
(9)	Aggregate amount beneficially owned by each reporting person 1,150,428
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.9%(1)
(12)	Type of reporting person (See Instructions) IA

(1)	Based on 11,519,094 shares of common stock issued and outstanding as of December 28, 2012, as reported by the issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2013.

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SCHEDULE 13G

Explanitory Note:

This Schedule 13G is being filed to amend the Reporting Person’s (as defined below) Schedule 13D filed with the Securities and Exchange Commission on December 17, 2012, as amended by Amendment No. 1 filed on January 7, 2013, to re-establish the Reporting Persons’ Schedule 13G eligibility pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Question 103.07 of the Securities and Exchange Commission’s Compliance and Disclosure Interpretations concerning Sections 13(d) and 13(g) of the Exchange Act.

The Reporting Person was initially eligible to report its beneficial ownership of shares of Common Stock (as defined below) on a Schedule 13G as such shares were initially acquired by the Reporting Person’s investment advisory clients in the ordinary course of business for investment purposes as a passive investment. The initial Schedule 13D was filed on a protective basis under Rule 13d-1(e)(1) due to the events described therein.

As stated in Item 10 below, the securities reported by the Reporting Person on this schedule are now held in the ordinary course of business and are not now held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not now held in connection with or as a participant in any transaction having that purpose or effect. However, the certification made in Item 10 does not apply to the Reporting Person’s acquisition of securities of the Issuer (as defined below) while it was a Schedule 13D filer.

Item 1(a)	Name of Issuer.

Universal Business Payment Solutions Acquisition Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Radnor Financial Center

150 North Radnor-Chester Road, Suite F-200

Radnor, Pennsylvania 19087

Item 2(a)	Name of Person Filing.

Wellington Management Company, LLP (“Wellington Management” or the “Reporting Person”)

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

280 Congress Street

Boston, MA  02210

Item 2(c)	Citizenship or Place of Organization.

Massachusetts

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

Item 2(e)	CUSIP Number.

913384103

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Item 3	Reporting Person.

If this statement is filed pusuant to §240.13d-1(b) or 240.13d-2(b)  or (c):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______.

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b):

As of the date hereof, Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,150,428 shares of Common Stock held by its investment advisory clients. Such shares represent 9.99% of the issued and outstanding shares of Common Stock of the Company as of December 28, 2012, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2013. The foregoing excludes 386,811 shares of Common Stock issuable upon exercise of options (“Options”) held by certain investment advisory clients because each of the Options provides that the holder thereof does not have the right to exercise the Option to the extent (but only to the extent) that such exercise would result in it or any of its affiliates beneficially owning more than 9.9% of the Common Stock. Without such provision, the Reporting Person would be deemed to beneficially own 1,537,239 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:   0   .

(ii) Shared power to vote or to direct the vote:   1,150,428   .

(iii) Sole power to dispose or to direct the disposition of:   0   .

(iv) Shared power to dispose or to direct the disposition of:   1,150,428   .

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The securities as to which this Schedule is filed by Wellington Management, in its capacity as investment adviser, are owned of record by clients of Wellington Management. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. One client, Wolf Creek Partners, L.P., a Delaware limited partnership (“Wolf Creek”), is known by the Reporting Person to have such right or power with respect to more than five percent of this class of securities. Wolf Creek has filed a separate Schedule 13D relating to its shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ John D. Norberg
        Name: John D. Norberg
        Title: Vice President

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